EXHIBIT 99.1

EDAP to Participate in Major, Multi-Partner Liver Cancer Development Project

GE Healthcare Appointed Leading Coordinator of Consortium

LYON, France, March 26, 2015 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, today announced the Company's participation in a major collaborative liver cancer project aimed at developing innovative new therapies for this prevalent indication.

"HECAM" (HEpatocellular CArcinoma Multi-technological) is a consortium(*) of industry, academic and clinical leaders working collaboratively to develop innovative multi-faceted technologies for:

(i) the early diagnosis of liver cancer using new biomarkers;

(ii) imaging techniques to assist in therapy decision, planning and follow-up; and

(iii) the treatment of HepatoCellular Carcinoma ("HCC") using efficient technologies such as HIFU.

Liver cancer is one of the most prevalent cancers in the world and there is an urgent need for cooperative expertise and effort to address it. The HECAM project has identified and assembled a group of the most advanced players in the field to bring viable new solutions to liver cancer patients, and GE Healthcare has been appointed lead coordinator of the consortium.

HECAM is a 5-year, €41.0 million project. €18.2 million of the financing is provided by Bpifrance to companies to facilitate the development of their industrial projects.

EDAP's focus within the HECAM consortium is on developing a novel HIFU treatment for liver cancer in cooperation with its long-term academic partner INSERM and leading cancer centers. To fund this development program, EDAP will receive €2.4 million in non-dilutive financing from Bpifrance over the 5 year project period.

Emmanuel Blanc, EDAP's Chief Technical Officer, commented: "EDAP is very proud to be part of the HECAM project and to offer its expertise in HIFU in support of this initiative to develop therapeutic solutions for liver cancer patients. Liver cancer is a major disease with substantial health and economic consequences, and we believe that our wealth of experience in treating tumors using HIFU could lead to improved treatment options and patient survival."

Marc Oczachowski, EDAP TMS Chief Executive Officer, added: "EDAP's inclusion in this consortium is an important validation of our fundamental HIFU technology and its potential as a safe, efficacious treatment option for certain types of cancer. We look forward to working with this world-class group of companies, academic researchers and clinicians toward the common goal of finding better treatment and early detection options for liver cancer patients. We enjoy a strong reputation in the industry as the HIFU leader for prostate cancer in Europe, and are excited for the opportunity to extend this leadership into the area of liver cancer."

(*) List of all industrial, clinical and academic partners part of HECAM consortium: BioPredictive, BioSIMS Technologies, CarThera, EDAP TMS France, Fluoptics, GE Healthcare, Guerbet, IntegraGen, Intrasense, Gustave Roussy Cancer Center, Paris Public Hospitals Group (with four hospitals: Beaujon, Jean Verdier, Henri Mondor & Paul Brousse), and French Academic Research Institutes including INSERM.

About EDAP TMS SA

EDAP TMS SA markets today Ablatherm® for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer outside the U.S. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Ablatherm-HIFU is approved for commercial distribution in Europe and some other countries including Mexico and Canada. EDAP TMS is currently pursuing a Direct De Novo 510(K) petition in parallel of a PMA for Ablatherm clearance by the U.S. FDA. The Company also markets an innovative robot-assisted HIFU device, the Focal One®, dedicated to focal therapy of prostate cancer. Focal One® is CE marked but is not FDA approved. The Company also develops its HIFU technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and distributes medical equipment (the Sonolith® lithotripters' range) for the treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL) in most countries including Canada and the U.S. For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

About Bpifrance

Bpifrance is a public investment bank, is the trusted partner for entrepreneurs. Bpifrance finances businesses from the seed phase to transfer to stock exchange listing, through loans, guarantees and equity. Bpifrance accompanies firms developing export activities, in partnership with UBIFRANCE and Coface, and provides support to their innovation projects. Bpifrance offers businesses the benefit of a powerful contact, one who is on hand and able to respond efficiently to their financing needs, during every step of their development. Bpifrance, whose two equal shareholders are the French State and the Deposits and Consignment Fund (Caisse des Dépôts), acts in support of public policy established by the State and the Regions. For more information on Bpifrance, please visit http://www.bpifrance.fr.

Forward-Looking Statements

In addition to historical information, this press release may contain forward-looking statements. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others the uncertainties of the U.S. FDA approval process, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy device. Factors that may cause such a difference also may include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

CONTACT: Blandine Confort
         Investor Relations / Legal Affairs
         EDAP TMS SA
         +33 4 72 15 31 72
         bconfort@edap-tms.com

         Investors:
         Lee Roth
         The Ruth Group
         646-536-7012
         lroth@theruthgroup.com